R. William (Bill) Johnston

SVP – Controller

1801 California Street, Suite 320

Denver, CO 80202

March 19, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director—Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qwest Communications International Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 16, 2010
File No. 001-15577

Dear Mr. Spirgel:

Qwest Communications International Inc. (“QCII,” “Qwest,” “us,” “we,” “our,” or “its”) is hereby responding to the Staff’s comments of March 11, 2010 with respect to our Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”). For the Staff’s convenience, below we have set forth each of the Staff’s comments, followed in each case by our responses.

Financial and Operational Highlights, page 1

1.	We note your use on page one and 26 of “total debt” as well as your reference to a “total debt to total capital” ratio. Please note that these measures should be reconciled to the most comparable GAAP measures. Please discuss in more detail what these measures tell you about your operating performance and explain why management believes these measures would be meaningful to investors. See Rule 10(e) of Regulation S-K.

Response: As noted on page 2 of our 2009 Form 10-K, “total debt” is the sum of the current portion of long-term borrowings and long-term borrowings–net on our consolidated balance sheets. Therefore, in accordance with Rule 101(a)(1) of Regulation G, neither does it exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP, nor does it include amounts that are excluded from the most directly

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March 19, 2010

comparable measure so calculated and presented. As a result, we believe “total debt” is a GAAP measure as it is a measure of financial condition that is consistent with those presented in our balance sheets, as calculated in accordance with GAAP.

To the extent we present this measure in future filings, in order to avoid any confusion as to how we are using this measure we will refer to it as “total borrowings – net” to be more consistent with our wording convention in our balance sheets. We also believe “total debt to total capital” is a ratio that is calculated using exclusively financial measures calculated in accordance with GAAP. However, in future filings, we will refer to this measure as “total borrowings – net to total capital.”

If we present any non-GAAP measures in future filings, we will discuss in more detail why management believes the measures are meaningful to investors.

Mass Markets, page 37

Wireless revenue and expenses, page 38

2.	Please discuss the material terms of your contract with Verizon Wireless. Also, please file this contract as an exhibit under Item 601(b)(10) of Regulation S-K or advise us why you believe it is appropriate not to include such contract as an exhibit.

Response: We provide a brief description of the most important terms of our agreement with Verizon Wireless in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of our 2009 Form 10-K. On page 38 under the heading “wireless revenue and expenses,” we disclose that the agreement has a five-year term and allows us to market and sell Verizon Wireless services under its brand name. We also note that we recognize revenue from Verizon Wireless services on a net basis.

In determining whether an agreement is a material contract, we consider quantitative and qualitative factors, including among other things the financial and operational impact of the agreement on us and the extent to which the agreement affects the total mix of information made available to investors. After careful consideration of the circumstances surrounding the Verizon Wireless agreement, we determined that the agreement is not a material contract under Item 601(b)(10) of Regulation S-K for the following reasons:

•	our revenue from Verizon Wireless services represents significantly less than 1% of our total annual revenue and we do not anticipate it will become more than 1% in the future;
•	wireless services do not drive our overall product and service offerings;
•	consistent with our strategic focus, our key product offerings are centered on high-speed internet services, not wireless services; and
•

in the event we are unable to renew the Verizon Wireless agreement upon its expiration or the agreement is terminated by Verizon Wireless without our consent, we believe we would be able to enter into an alternate agreement with another wireless services provider that would allow us to continue to offer wireless services to our customers.

Based on the specific facts and circumstances involved, we do not believe that the filing of the Verizon Wireless agreement would significantly alter the total mix of information made available to investors. We also believe that, in any event, the Verizon Wireless agreement amounts to an agreement made in the ordinary course of business for a telecommunications provider such as ourselves.

Qwest Communications International Inc.

March 19, 2010

Liquidity and Capital Resources, page 49

3.	We note your disclosure on page 50 that you have “significant discretion” in how you use your cash to pay for capital expenditures and that you may use this discretion to decrease your capital expenditures. Please clarify, as applicable, whether the estimated capital expenditures of $1.7 billion or less referenced on page 49 includes your continued investment in fiber to the node deployment, expansion of your broadband product offerings and enhanced marketing efforts of your broadband services as discussed on page 38.

Response: We believe the clarification the Staff is seeking is disclosed on page 53 of our 2009 Form 10-K where we state:

“Our capital expenditures continue to be focused on our strategic services such as broadband. In 2010, we anticipate that our fiber investment, which includes fiber to the cell site, or FTTCS, will increase. This upward trend is the largest contributor to our projected capital expenditures for 2010 increasing to $1.7 billion or less.”

Our estimated capital expenditures do not include the costs of any enhanced marketing efforts for our broadband service as our costs related to marketing and advertising are expensed as incurred.

4.	We note your disclosure on page 50 that your board of directors extended the timeframe for your $2 billion stock repurchase program. Please indicate the duration of the extension authorized by the board and include management’s assessment of when it will complete such transactions.

Response: In future filings, we will expand our disclosure relating to our stock repurchase program to clarify that our Board of Directors has extended the timeframe for the completion of the program for an undetermined period and that we anticipate that we will complete the program when we determine that repurchasing the remaining stock is the best use of our cash. We are currently not able to project when completion of the stock repurchase program will occur, and we will add disclosure to future filings to clarify that assessment.

Note 18 – Commitments and Contingencies

-KPNQWEST Litigation/ Investigation, page 133

Note 20 – Other Financial Information, page 137

5.	We note that your reserves for contingencies and litigation decreased from $511 million in 2008 to $75 million in 2009. Considering the material and significant risks involved in the KPNQwest matters seeking billions of dollars in damages as well as other pending material proceedings, tell us why you believe that your current provision is adequate. In this regard, we note the risk factor as described at the bottom of page 14.

Response: The decrease in our total reserves for contingencies and litigation from December 31, 2008 to December 31, 2009 was entirely independent of the KPNQwest matters. As we disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, our November 2005 settlement with putative class representatives in the consolidated securities

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March 19, 2010

action, and our August 2008 settlement with Messrs. Nacchio and Woodruff and the putative class representatives, both became final on June 26, 2009, at which point our rights pertaining to the amounts we deposited into the settlement fund were extinguished. This resulted in a decrease in our other non-current assets and a corresponding decrease in our other non-current liabilities of over $400 million, which was also reflected in Note 20 to the financial statements on pages 136 and 137 of our 2009 Form 10-K.

We continue to evaluate our position and disclosures on the KPNQwest matters for every quarterly or annual report. KPNQwest filed for bankruptcy protection in May 2002 and ceased operations. As noted on page 71 in Note 2 to the financial statements of our 2009 Form 10-K: “For matters not related to income taxes, if a loss is considered probable and the amount can be reasonably estimated, we recognize an expense for the estimated loss.” At this time, owing to the status and complex nature of the claims in the KPNQwest matters, we are unable to conclude that a loss is probable or to estimate any range of loss if plaintiffs were to prevail.

We also note that, generally, the KPNQwest matters are still in the early stages of litigation, notwithstanding the time that has elapsed since the KPNQwest bankruptcy. Specifically, the current status of the KPNQwest matters is as follows:

The KPNQwest trustees’ case has previously been dismissed without prejudice in the District of New Jersey and there is a pending motion to dismiss the trustees’ case in the District of Colorado based, among other arguments, on the same ground as the prior dismissal – that the matter should be adjudicated in the Netherlands. If the trustees’ case is again dismissed on this ground, they may choose to assert their claims in the Netherlands where the case would begin virtually anew.

The Grand case has been dismissed with prejudice, but the Arizona Supreme Court recently granted plaintiffs’ petition for review on March 2, 2010. If the Arizona Supreme Court reverses the dismissal of the case, the case will resume in the trial court with limited discovery having been conducted to date.

With respect to the Enterprise Chamber matter, no liability or damages can be awarded in connection with the inquiry currently being conducted by investigators appointed by the Enterprise Chamber. If, in the future, VEB files damage claims on behalf of KPNQwest shareholders whom VEB purports to represent, our defenses would include that the claims are barred by the applicable statute of limitations and the order by the United States District Court for the Southern District of New York approving the settlement of the KPNQwest securities class action in January 2007.

In the Cargill/Citibank action, the parties have not completed their written submissions to the court, and no hearing has been held on the merits.

Finally, no or only a limited amount of discovery has taken place in connection with each of these matters. Owing to the potential significance of the KPNQwest matters, we continue to disclose the nature of these claims in our notes to the financial statements and update these disclosures as appropriate.

* * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with

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March 19, 2010

respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (303) 992-2996.

Sincerely,

/s/ R. William Johnston
R. William Johnston

Senior Vice President, Controller and Chief Accounting Officer

cc:

K. Dane Brooksher, Chairman of the Qwest Audit Committee